September 28, 2006

Mr. Don Walker

Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549

Re:	IBERIABANK Corporation

Form 10-K filed March 15, 2006

File No. 000-25756

Dear Mr. Walker:

IBERIABANK Corporation (the “Company”) is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated September 25, 2006, regarding the above-referenced filing.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter and have provided our responses immediately following each comment in bold.

In some of our responses, we have agreed to revise the disclosure in our future filings. We are complying in the spirit of cooperation with the Staff. Accordingly, any changes implemented in our future filings should not be taken as an admission that our prior disclosures were deficient or inaccurate.

Exhibit 13-Portions of Annual Report

Note 3- Investment Securities, page 45

1)	Please refer to prior comments 1 and 2. Please provide us your intended revisions to future filings in response to prior comments 1 and 2.

As of December 31, 2005 and 2004, the Company held no U.S. Treasury obligations; thus, the impacted investment securities tables would appear as follows:

The amortized cost and fair values of investment securities, with gross unrealized gains and losses, consist of the following:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

December 31, 2005

Securities available for sale:
U.S. federal agency obligations	$98,839	$12	$(1,408)	$97,443
Obligations of state and political subdivisions	39,191	827	(287)	39,731
Mortgage backed securities	415,219	49	(8,947)	406,321

Total securities available for sale	$553,249	$888	$(10,642)	$543,495

Securities held to maturity:
U.S. federal agency obligations	$8,075	$—	$(180)	$7,895
Obligations of state and political subdivisions	13,285	271	(9)	13,547
Mortgage backed securities	7,727	202	(34)	7,895

Total securities held to maturity	$29,087	$473	$(223)	$29,337

December 31, 2004

Securities available for sale:
U.S. federal agency obligations	$53,715	$11	$(490)	$53,236
Obligations of state and political Subdivisions	46,815	1,577	(13)	48,379
Mortgage backed securities	425,342	2,338	(2,362)	425,318

Total securities available for sale	$525,872	$3,926	$(2,865)	$526,933

Securities held to maturity:
U.S. federal agency obligations	$13,088	$76	$(27)	$13,137
Obligations of state and political subdivisions	14,053	546	—	14,599
Mortgage backed securities	12,881	457	(13)	13,325

Total securities held to maturity	$40,022	$1,079	$(40)	$41,061

Information pertaining to securities with gross unrealized losses at December 31, 2005, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than Twelve Months		Over Twelve Months		Total
(dollars in thousands)	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value

December 31, 2005

Securities available for sale:
U.S. federal agency obligations	$(226)	$35,656	$(1,182)	$40,504	$(1,408)	$76,160
Obligations of state and political subdivisions	(234)	17,446	(53)	2,525	(287)	19,971
Mortgage backed securities	(3,294)	226,571	(5,653)	164,497	(8,947)	391,068

Total securities available for sale	$(3,754)	$279,673	$(6,888)	$207,526	$(10,642)	$487,199

Securities held to maturity:
U.S. federal agency obligations	$(92)	$4,998	$(88)	$2,898	$(180)	$7,896
Obligations of state and political subdivisions	(9)	1,001	—	—	(9)	1,001
Mortgage backed securities	—	—	(34)	1,839	(34)	1,839

Total securities held to maturity	$(101)	$5,999	$(122)	$4,737	$(223)	$10,736

December 31, 2004

Securities available for sale:
U.S. federal agency obligations	$(490)	$52,226	$—	$—	$(490)	$52,226
Obligations of state and political subdivisions	(13)	3,922	—	—	(13)	3,922
Mortgage backed securities	(978)	155,906	(1,384)	56,425	(2,362)	212,331

Total securities available for sale	$(1,481)	$212,054	$(1,384)	$56,425	$(2,865)	$268,479

Securities held to maturity:
U.S. federal agency obligations	$(27)	$2,952	$—	$—	$(27)	$2,952
Mortgage backed securities	(4)	2,705	(9)	822	(13)	3,527

Total securities held to maturity	$(31)	$5,657	$(9)	$822	$(40)	$6,479

In future filings, the Company will include the following with respect to its sales of held-to-maturity securities:

During 2005 and 2004, the Company sold investment securities classified as held-to-maturity with amortized costs of $234,000 and $239,000, respectively. The Company recorded losses of $3,000 and $11,000 on the sale of these securities in 2005 and 2004, respectively. In accordance with SFAS 115, these transactions are classified as maturities rather than sales because the Company had already collected over 85% of the principal outstanding on these securities prior to each of the sales. The sales were completed because the cost of maintaining these significantly paid-down securities outweighed the benefit of retaining them in the portfolio.

Note 11: On Balance Sheet Instruments and Hedging Activities, page 54

2)	Please refer to prior comment 3. Your response has not provided us with sufficient detail to understand the nature of the debt which is being hedged. Please tell us more specifically the debt which is being hedged and indicate if you are applying the shortcut hedging strategies involving you Junior Subordinated Interest Deferrable Debentures.

The Company currently has two types of debt hedged using derivative contracts, Federal Home Loan Bank Term Debt Advances and Trust Preferred Junior Subordinated Debt (“TRUPS”). A detail listing of the hedged debt as well as each corresponding derivative has been attached as Exhibit 1 for your review. The Company used the “Short-Cut” method available under SFAS 133 to account for derivatives hedging of this debt on its financial statements.

The Company continues to believe that the “Short-Cut” method was the appropriate way to account for the Federal Home Loan Bank Term Debt Advances. The required documentation, as outlined in paragraph 68, was prepared at inception of the hedging arrangement detailing the matched terms between the hedged debt and corresponding derivative. Since no optionality exists in these debt advances and all terms were matched identically, a perfect hedge was created and exists in place today. We therefore believe that using the “Short-Cut” method was consistent with both the letter and spirit of SFAS 133.

It is our understanding, based on a discussion with the SEC Staff, that TRUPS do not qualify for “Short-Cut” hedge accounting under SFAS 133. IBERIABANK utilized the “Short-Cut” method to account for derivative contracts used to hedge the floating rate nature of the TRUPS. Since SFAS 133 does not allow for the retrospective adoption of the “Long Haul” method for these derivative transactions, an adjustment will be required to our financial statements to address the usage of the “Short-Cut” method.

The Company used the guidelines outlined in SAB 99 to determine if the adjustment to address the accounting revision would be material to past financial reporting.

To determine if the reclassification of fair market value changes of swaps associated with the TRUPS is material, we reviewed the impact this change would have on the following quantitative measures:

1)	Net Income

2)	Diluted Earnings Per Share

3)	Shareholders’ Equity

We evaluated the impact on both an annual and quarterly basis.

Based on our review, we have concluded that the impact of the change is quantitatively immaterial on Net Income, diluted earnings per share and Shareholders’ Equity on an annual and quarterly basis. Our conclusion is based on the following:

1)	The impact on annual Net Income was less than 1% in each of the four years reviewed.

2)	The impact on annual diluted earnings per share was less than 1% in each of the four years reviewed. The highest impact on annual EPS is an increase of 3 cents per share.

3)	The impact on Shareholders’ Equity was less than one-half of 1% at the fiscal year end of each of the four years reviewed.

4)	The impact on quarterly Net Income was less than 5% in each of the eighteen quarters reviewed.

5)	The impact on quarterly diluted earnings per share was less than 5% in each of the eighteen quarters reviewed. The highest quarterly impact is an increase of 4 cents per share in the second quarter of 2004.

6)	Total assets and net cash flows are unchanged.

The quantitative review is attached as Exhibit 2 to this correspondence.

Given the minimal impact on Net Income, diluted earnings per share and Shareholders’ Equity, we assessed the impact of the change from a qualitative perspective. The qualitative assessment included:

1)	An evaluation of management’s intentions related to selecting hedge accounting under the “Short-Cut” method of accounting for these derivatives.

2)	An evaluation of the potential impact on investors and potential investors had these transactions not been accounted for using hedge accounting.

3)	An evaluation of the impact on trends, forecasts and other measurements of the Company’s performance.

Based on our evaluation, we have concluded the following:

1)	When management selected the “Short-Cut” method of accounting for these transactions, the decisions were based on a thorough review of SFAS 133 and all supporting literature available at the time of the decisions. We believed that using the “Short-Cut” method was consistent with both the letter and spirit of SFAS 133.

2)	Management believes that our past, present and future investors review many factors in determining to buy, hold or sell our shares. Those factors include annual net income and earnings per share. Given the minimal impact of a change in accounting for these transactions on annual net income and earnings per share, we do not believe that such a change would alter the judgment of a reasonable person relying on our financial statements. The Company only provides annual EPS guidance.

3)	The nature of the hedge accounting change results in a slight understatement of net income in prior years. The former accounting did not enable management to meet earnings estimates, did not mask a trend in earnings and did not affect compliance with regulatory requirements or loan covenants. Since the former accounting resulted in an understatement of income it did not cause an increase in compensation to management.

Based on our assessment, in consultation with our external auditor, of the quantitative and qualitative aspects of changing our accounting for fair market value changes of swaps associated with TRUPS, we believe that such a change is immaterial to the financial statements of the Company.

To correct the accounting for fair market value changes of swaps associated with TRUPS, the Company proposes to record a cumulative adjustment to the balance sheet and income statement during the third quarter of 2006. The cumulative impact of the accounting revision, based on current market values of the hedges in question, is a positive $569K on an after-tax basis. This amount will account for a $0.06 one-time increase in EPS during the third quarter of 2006. The $0.06 EPS increase equates to increase in the projected annual FYE 06 EPS of less than 2% and 3rd Quarter 06 EPS of 7.5%.

We appreciate your comments and guidance in regard to the financial statements and related disclosures in light of the myriad of changes in this area and our continuing goal to enhance our overall disclosure. Please feel to contact me if additional information is required.

Sincerely,

/s/ Anthony J. Restel,
Anthony J. Restel
Executive Vice President and Chief Financial Officer

Exhibit 1

Federal Home Loan Bank of Dallas Advances

Advance #	Advance Type	Borrowing Date	Principal Amount	Amortization Type	Rate Index	Spread over Index	Rate Reset *	Call Date	Maturity Date	Prepayable at par	Putable by FHLB	Other Embedded Options
1909000002	Non Prepayable Term LIBOR Floater	10/17/02	$5,000,000	Bullet at Maturity	3 Mo LIBOR	0.00%	Quarterly	Not Callable	10/19/2009	No	No	None
2007000923	Non Prepayable Term LIBOR Floater	2/13/02	$10,000,000	Bullet at Maturity	3 Mo LIBOR	0.00%	Quarterly	Not Callable	1/31/2009	No	No	None
1909000003	Non Prepayable Term LIBOR Floater	10/30/02	$5,000,000	Bullet at Maturity	3 Mo LIBOR	0.00%	Quarterly	Not Callable	10/30/2009	No	No	None
353005309	Non Prepayable Term LIBOR Floater	10/23/02	$5,000,000	Bullet at Maturity	3 Mo LIBOR	0.00%	Quarterly	Not Callable	10/23/2009	No	No	None

Matching Derivatives for Federal Home Loan Bank of Dallas Advances Outlined Above

Derivative #	Derivative Type	Borrowing Date	Notional Amount	Amortization Type	Rate Index	Spread over Index	Rate Reset *	Call Date	Maturity Date	Prepayable at par	Putable by Holder	Other Embedded Options
18871	Floating to Fixed Interest Rate Swap	10/17/02	$5,000,000	Bullet at Maturity	3 Mo LIBOR	N/A	Quarterly	Not Callable	10/19/2009	No	No	None
17081	Floating to Fixed Interest Rate Swap	2/13/02	$10,000,000	Bullet at Maturity	3 Mo LIBOR	N/A	Quarterly	Not Callable	1/31/2009	No	No	None
103713	Floating to Fixed Interest Rate Swap	10/30/02	$5,000,000	Bullet at Maturity	3 Mo LIBOR	N/A	Quarterly	Not Callable	10/30/2009	No	No	None
18925	Floating to Fixed Interest Rate Swap	10/23/02	$5,000,000	Bullet at Maturity	3 Mo LIBOR	N/A	Quarterly	Not Callable	10/23/2009	No	No	None

*	All repricing occur on same date using the Modified Business Day methodology.

Exhibit 1

Trust Preferred Debt Hedged

Issuance #	Debt Type	Agreement Date	Principal Amount	Amortization Type	Rate Index	Spread over Index	Rate Reset *	Call Date	Maturity Date	Prepayable at par	Putable by Debt Holder	Other Embedded Options
TRUPS 1	Junior Subordinated Debt	11/15/02	$10,000,000	Bullet at Maturity	3 Mo LIBOR	3.25%	Quarterly	11/15/07	11/15/32	After Call Date	No	Interest Deferral – 20 Quarters
TRUPS 2	Junior Subordinated Debt	6/17/03	$10,000,000	Bullet at Maturity	3 Mo LIBOR	3.15%	Quarterly	6/17/08	6/17/33	After Call Date	No	Interest Deferral – 20 Quarters
TRUPS 3	Junior Subordinated Debt	9/20/04	$10,000,000	Bullet at Maturity	3 Mo LIBOR	2.00%	Quarterly	9/20/09	9/20/34	After Call Date	No	Interest Deferral – 20 Quarters

Matching Derivatives for Trust Preferred Debt Hedged

Derivative #	Derivative Type	Effective Date	Notional Amount	Amortization Type	Rate Index	Spread over Index	Rate Reset *	Call Date	Maturity Date	Prepayable at par	Putable by Debt Holder	Other Embedded Options
103674	Floating to Fixed Interest Rate Swap	11/15/02	$10,000,000	Bullet at Maturity	3 Mo LIBOR	N/A	Quarterly	Not Callable	12/31/07	No	No	None
14622	Floating to Fixed Interest Rate Swap	6/30/03	$10,000,000	Bullet at Maturity	3 Mo LIBOR	N/A	Quarterly	Not Callable	6/17/08	No	No	None
104539	Floating to Fixed Interest Rate Swap	9/20/04	$10,000,000	Bullet at Maturity	3 Mo LIBOR	N/A	Quarterly	Not Callable	9/20/09	No	No	None

*	All repricing occur on same date using the Modified Business Day methodology.

Exhibit 2 - Market Value of Swaps Associated with Trust Preferred Junior Subordinated Debt

Quantitative Materiality Assessment (Annual and Quarterly)

	Annual Assessment
	2005	2004	2003	2002
Net Income as Reported	22,000,447	27,338,671	23,551,827	18,453,275
Impact of Katrina/Rita (after tax)	9,587,000	—	—	—
Net Income as Revised for Katrina/Rita	31,587,447	27,338,671	23,551,827	18,453,275

Diluted EPS as Reported	2.24	3.01	2.74	2.41
Impact of Katrina/Rita (after tax)	0.98	—	—	—
EPS as Revised for Katrina/Rita	3.22	3.01	2.74	2.41

Shareholders’ Equity as reported	263,569,000	220,162,000	195,169,000	139,598,000

Change in JSD Swaps Market Value (after tax)	279,086	64,146	133,312	(45,093)

Net Income Restated for Change in Market Value of JSD Swaps	31,866,533	27,402,817	23,685,139	18,408,182
% Change in Net Income	0.88%	0.23%	0.57%	-0.24%

Diluted EPS Restated for Change in Market Value of JSD Swaps
Diluted EPS Change	0.03	0.01	0.02	(0.01)
% Change in EPS	0.88%	0.23%	0.57%	-0.24%

Shareholders’ Equity Restated for Change in Market Value of JSD Swaps	263,848,086	220,226,146	195,302,312	139,552,907
% Change in Shareholders’ Equity	0.11%	0.03%	0.07%	-0.03%

Exhibit 2 - Market Value of Swaps Associated with Trust Preferred Junior Subordinated Debt

Quantitative Materiality Assessment (Annual and Quarterly)

	Quarterly Assessment
	2006		2005
	1Q	2Q	1Q	2Q	3Q	4Q
Net Income as Reported	8,045,735	8,854,882	7,299,771	8,128,205	(1,340,759)	7,913,230
Impact of Katrina/Rita (after tax)	—	(1,317,424)	—	—	9,587,000	—
Net Income as Revised for Katrina/Rita	8,045,735	7,537,458	7,299,771	8,128,205	8,246,241	7,913,230

Diluted EPS as Reported	0.81	0.89	0.75	0.82	(0.14)	0.80
Impact of Katrina/Rita (after tax)	—	(0.13)	—	—	0.98	—
EPS as Revised for Katrina/Rita	0.81	0.76	0.75	0.82	0.84	0.80

Shareholders’ Equity as reported

Change in JSD Swaps Market Value (after tax)	75,016	39,573	241,765	(182,282)	170,173	49,429

Net Income Restated for Change in Market Value of JSD Swaps	8,120,751	7,577,031	7,541,536	7,945,923	8,416,415	7,962,659
% Change in Net Income	0.93%	0.53%	3.31%	-2.24%	2.06%	0.62%

Diluted EPS Restated for Change in Market Value of JSD Swaps
Diluted EPS Change	0.01	0.00	0.02	(0.02)	0.02	0.01
% Change in EPS	0.93%	0.53%	3.31%	-2.24%	2.06%	0.62%

Exhibit 2 - Market Value of Swaps Associated with Trust Preferred Junior Subordinated Debt

Quantitative Materiality Assessment (Annual and Quarterly)

	Quarterly Assessment
	2004				2003
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Net Income as Reported	6,491,484	6,486,584	7,035,972	7,324,632	5,218,071	5,978,970	6,076,586	6,278,200
Impact of Katrina/Rita (after tax)	—	—	—	—	—	—	—	—
Net Income as Revised for Katrina/Rita	6,491,484	6,486,584	7,035,972	7,324,632	5,218,071	5,978,970	6,076,586	6,278,200

Diluted EPS as Reported	0.72	0.71	0.78	0.80	0.66	0.68	0.69	0.70
Impact of Katrina/Rita (after tax)	—	—	—	—	—	—	—	—
EPS as Revised for Katrina/Rita	0.72	0.71	0.78	0.80	0.66	0.68	0.69	0.70

Shareholders’ Equity as reported

Change in JSD Swaps Market Value (after tax)	(176,414)	323,411	(185,425)	102,575	(17,811)	(103,688)	150,570	104,242

Net Income Restated for Change in Market Value of JSD Swaps	6,315,069	6,809,995	6,850,546	7,427,206	5,200,260	5,875,282	6,227,156	6,382,442
% Change in Net Income	-2.72%	4.99%	-2.64%	1.40%	-0.34%	-1.73%	2.48%	1.66%

Diluted EPS Restated for Change in Market Value of JSD Swaps
Diluted EPS Change	(0.02)	0.04	(0.02)	0.01	(0.00)	(0.01)	0.02	0.01
% Change in EPS	-2.72%	4.99%	-2.64%	1.40%	-0.34%	-1.73%	2.48%	1.66%

Exhibit 2 - Market Value of Swaps Associated with Trust Preferred Junior Subordinated Debt

Quantitative Materiality Assessment (Annual and Quarterly)

	Quarterly Assessment
	2002
	1Q	2Q	3Q	4Q
Net Income as Reported	4,387,239	4,640,487	4,708,323	4,717,227
Impact of Katrina/Rita (after tax)	—	—	—	—
Net Income as Revised for Katrina/Rita	4,387,239	4,640,487	4,708,323	4,717,227

Diluted EPS as Reported	0.58	0.60	0.61	0.63
Impact of Katrina/Rita (after tax)	—	—	—	—
EPS as Revised for Katrina/Rita	0.58	0.60	0.61	0.63

Shareholders’ Equity as reported

Change in JSD Swaps Market Value (after tax)	—	—	—	(45,093)

Net Income Restated for Change in Market Value of JSD Swaps	4,387,239	4,640,487	4,708,323	4,672,133
% Change in Net Income	0.00%	0.00%	0.00%	-0.96%

Diluted EPS Restated for Change in Market Value of JSD Swaps
Diluted EPS Change	—	—	—	(0.01)
% Change in EPS	0.00%	0.00%	0.00%	-0.96%